NANONEST INC.

Rapidly Deployable Modular Homes for Disaster Relief, Workforce Housing, Residential & ADU



nanonest.com Carlsbad, CA

Highlights

1. Generated over $23mil in profitable revenue in the first two years
2. In just two years, manufactured and delivered 350+ homes to victims in need
3. More than 1,000 people are happily residing in NanoNest homes
4. The first to install and donate a home to a fire victim for the LA fires

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Team



Forrest Dell Founder, CEO & Board Member SPV Voting Proxy

Forrest brings 15+ years of hands-on experience in construction, logistics, and modular home deployment. He has led field operations for rapid housing projects, including emergency relief efforts in wildfire zones. At NanoNest, Forrest oversees the delivery, installation, and operation of homes with a focus on speed and precision.



Eric Von Stafford CFO

Eric brings over 30 years of experience in finance, business development, and audit to his role as NanoNest's CFO.



Mark Miller Chief Revenue Officer & Board Member

Mark has built and scaled enterprise-grade platforms used by millions worldwide. He advises NanoNest on systems integration, technology scalability, and secure platform deployment.



Genelyn Patinio

Genelyn "Nini" Patinio is a seasoned Sales and Outsourcing professional with nearly a decade of experience supporting U.S.-based companies in SaaS, HR, Marketing, and Tech Sectors. She is the Founder of Niniscoffee. Executive Assistant at Nanonest Corp.



Robert Dell Sr. Co-founder, VP of Installation & Board Member

Robert brings over 30 years of experience in construction, installation, troubleshooting, and



business operations. As our co-founder and VP of Installation, he supports the practical work of delivering and installing homes and placing them into service.

Over 350 Homes Delivered. More Than 1,000 People Housed.

We manufacture and deliver modular homes for disaster recovery, workforce housing, residential projects, and accessory dwelling units. We began delivering homes in 2024 and have since helped communities respond to urgent housing needs.

Our investment case starts with homes already delivered and the operating experience behind them. We are raising capital to fund production, strengthen project execution, and pursue larger orders as we expand into additional housing markets.

[Get Our Investor Pitch Deck]



Revenue from Homes Already Delivered

$22.6M	350+	1,000+
Reported Revenue	Homes Delivered	People Housed
2024 and 2025 combined	Manufactured and delivered	In NanoNest homes

We reported $11.5 million in revenue in 2024 and $11.1 million in 2025, totaling $22.6 million across our first two years. We have manufactured and delivered more than 350 homes, and over 1,000 people have lived in our homes.

Each deployment builds our experience in factory coordination, shipping, installation, and the local requirements that determine when a home can be occupied.

Families Need Housing Before Rebuilding Is Complete

Families displaced by a disaster need a place to live well before permanent rebuilding is complete. Housing projects must bring together construction, transportation, site preparation, and utility connections before a family can move in.

The same coordination challenge extends beyond disaster recovery. Employers need housing near jobs, and homeowners and developers need practical ways to add living space. These customers need homes that can be produced and delivered through a repeatable process.

Factory-built Homes Designed for Delivery and Reuse


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Our homes include kitchens, bathrooms, bedrooms, and living space. Completing most of the base construction in a factory reduces the cost dramatically.

We coordinate production and shipping with site preparation, utility connections, and installation. Project schedules depend on local conditions and approvals, which we account for when planning delivery.

Our homes are designed to be relocated and reused as housing needs change. This gives customers a way to consider future uses beyond the first installation.

Homes Delivered in Maui and Altadena

MAUI

50 homes

Initial request from HomeAid Hawaii

ALTADENA

2 bedrooms · 2 bathrooms

Home donated and installed for a veteran couple



Our Maui work began with a request from Hawaii for 50 homes following the Lahaina wildfires. The project expanded into additional phases, giving us experience by delivering hundreds of housing at scale.

In Altadena, we donated and installed a two-bedroom, two-bathroom home for a veteran couple displaced by the Los Angeles fires. The project included navigating local permitting and coordinating installation.

These deployments required coordination across manufacturing, transportation, site work, and installation. That practical experience shapes how we plan new projects and prepare to serve customers with similar needs.

IN THE NEWS

The Washington Post

After Lahaina burned, an experiment in housing the most vulnerable

June 28, 2025



Photo: Mengshin Lin/For The Washington Post

Read the Washington Post coverage

Independent Verification That Builds Buyer Confidence

ICC EVALUATION SERVICE®

INDEPENDENT EVALUATION

ICC-ES Report ESR-5669

"For companies like NanoNest, this not only strengthens market confidence but also enables faster adoption of solutions that serve communities in need."

Vincent Chui | Vice President of Evaluation Services, ICC-ES





Source: ICC-ES announcement, October 21, 2025. Photos provided by NanoNest.

Scaling a housing business takes more than production capacity. Buyers and building officials need documented evidence that a building system meets applicable code requirements. ICC Evaluation Service published ESR-5669 for our structural steel components, giving project teams independent technical evidence to support that review.

This helps us build customer confidence and supports the work of bringing homes into new projects. Engineers and building officials can review the evaluated structural system, its design requirements, and its conditions of use. The report also documents an approved manufacturing quality control program with ICC-ES inspections, adding oversight to the production process.

The evaluation covers structural steel elements. Each project still requires its applicable engineering, permits, site approvals, and inspections.

Read the ICC-ES Evaluation Report | Read the ICC-ES Announcement

Housing That Helps People Rebuild Their Lives









Our mission is to make quality housing fast, affordable, and reusable. For a family displaced by a wildfire, that means having a home while rebuilding. For a community, it means housing that can serve an immediate need and be relocated as circumstances change.

We bring factory production, logistics, and installation together to turn that mission into homes people can use. Disaster recovery gave us our first large-scale deployments; affordable housing, workforce housing, and residential projects give us opportunities to extend that work.

Home Sales Turn Housing Demand Into Revenue

We sell modular homes and coordinate deployment for projects ranging from individual units to housing communities. We connect factory production with the logistics and local work required to get each home installed.

As order volume grows, purchasing discipline, supplier reliability, and efficient delivery will remain central to execution. Larger projects also require working capital because production and shipping costs arise before the customer has paid in full.

Additional capital would help us manage that timing while building the sales and project management capacity needed to support more orders.


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A Housing Need That Spans Several Markets

Our opportunity extends across emergency housing, community shelters, workforce housing, and residential development. These markets have different buyers and funding models, but they share a need for practical, repeatable delivery of living space.

$43.18B — Global temporary shelters
2025 market forecast

13.5M — U.S. workforce housing households
2018 research estimate

$22B — California homelessness spending
Prior six years, reported February 2024

The Business Research Company projected the global temporary shelters market at

$43.18 billion for 2025. CBRE's 2018 research identified almost 13.5 million U.S. households in workforce housing. A February 2024 California Senate publication reported $22 billion in state homelessness spending over the preceding six years. These figures describe different markets, periods, and measures; they are not a combined addressable market.

Temporary shelters research · Workforce housing research · California spending context

We see additional opportunities in unit leasing, rent-to-own programs, and modular or tiny-home communities. These are development opportunities alongside our home sales business. They can create different ways for customers to access housing as projects, financing, and operating partners come together.

Meeting Demand Across Multiple Housing Markets

We are building on our deployment experience to pursue customers across several housing markets. Each has different purchasing decisions and project requirements, but all need reliable delivery of usable living space.

- Disaster recovery projects provide homes for displaced residents while their communities rebuild.
- Workforce housing places homes near jobs and essential services.
- Residential projects and ADUs add living space for homeowners and housing developers.
- Supportive and tribal housing projects address needs defined by communities and their housing partners.

Our growth strategy is to apply the same production and delivery capabilities across these markets while adapting each project to the customer's requirements.

Building a Path to Government Housing Projects

Our work includes government proof-of-concept and specification projects, alongside our disaster recovery deployments. These projects give us opportunities to demonstrate homes, work through requirements, and build relationships with public-sector housing decision-makers.

We plan to pursue additional government and nonprofit housing projects as we strengthen our delivery capacity. Our experience coordinating factory production, permits, transportation, and installation is directly relevant to that work.

The NanoNest Advantage Starts with Delivery

01 Factory production
Homes built before shipment

02 Transport and site preparation
Shipping, permits, and utility coordination

03 Installation and future reuse
Placed into service, designed for relocation

Our approach combines homes designed for relocation with the practical work required to deliver them. Customers can plan for an initial installation while considering how the same homes might serve later housing needs.

- Reuse and relocation allow homes to be redeployed as projects and community needs change.
- Factory production brings much of the construction into a controlled setting before shipment.

- Kitchens, bathrooms, bedrooms, and living areas provide usable residential space.
- Factory coordination, logistics, permitting, and installation experience help us manage the steps between an order and an occupied home.
- Options such as decks, railings, finishes, and colors allow projects to adapt homes to their setting.



Competing on the Complete Housing Project

We compete with independent modular suppliers and established factory-built housing companies such as Cavco, which offers manufactured and modular homes. Our position centers on relocatable homes, disaster recovery experience, and coordination across production and deployment.

For a housing buyer, the decision extends beyond the factory price. The relevant comparison includes what is supplied with the home, transportation, foundations, utility connections, permitting, installation, and the intended use. Our goal is to help customers plan that complete project and choose a configuration suited to their needs.

[Cavco company overview]

Revenue Today and the Plan for Growth

As reported in our October 2026 investor deck, we generated revenue of $11.5 million in 2024 and $11.1 million in 2025, with gross profit of $3.6 million in each year. Together, those two years represent $22.6 million in reported revenue.


ACTUAL
MANAGEMENT ESTIMATES
Revenue
Gross profit
$100M
$75M
$50M
$25M
$0M
$11.5M
$11.1M
$2.2M
$25.1M
$47.6M
$72.9M
$98.9M
2024
2025
2026
2027
2028
2029
2030

Revenue and gross profit

Year	Status	Revenue	Gross profit
2024	Actual	$11.5M	$3.6M
2025	Actual	$11.1M	$3.6M
2026	Estimate	$2.2M	$1.2M

2027	Estimate	$25.1M	$7.7M
2028	Estimate	$47.6M	$16.3M
2029	Estimate	$72.9M	$25.0M
2030	Estimate	$98.9M	$34.0M

Our estimates begin with $2.2 million in revenue for 2026, followed by $25.1 million in 2027 and $98.9 million in 2030. Some projects have shifted into 2027. Our outlook includes home sales, installation, and consulting fees, using current pricing and sales assumptions. Achieving that growth depends on converting opportunities into orders and completing the production and delivery work behind them.

The 2026–2030 figures are our management estimates from our October 2026 investor deck, not contracted revenue or guaranteed results. We expect 2026 to be a transition year with limited revenue, and our estimated gross margin for that year is not representative of our long-term margin profile. Gross profit is distinct from net income.

Capital to Deliver More Homes

What this raise will help us build

Production and delivery

Support the work between an order and installed homes

People and project execution

Expand sales, project management, and coordination

More housing projects

Pursue residential, government, and nonprofit customers

U.S. finishing facility

Develop a planned domestic finishing operation

We plan to direct capital toward production and deployment costs, additional sales and project management capacity, supplier coordination, and product certification work. We also intend to pursue government and nonprofit contracts, strengthen disaster readiness, expand residential projects, and develop a U.S.-based finishing facility.

The goal is to finance the work between winning an order and delivering the homes, while preparing our team to serve more customers.

Built on Construction, Logistics, and Finance Experience



Forrest Dell

Founder, CEO & Board Member

Forrest brings 15+ years in construction, logistics, and modular housing. His experience includes wildfire relief operations, home delivery, and installation.



Robert Dell

Co-founder, VP of Installation & Board Member

Robert brings 30+ years in construction, installation, and troubleshooting. His experience supports the practical work of placing our homes into service.







Mark Miller
Chief Revenue Officer & Board Member

Mark has built and scaled enterprise platforms used by millions. He advises our team on systems integration, scalability, and secure platform deployment.



Eric Von Stafford
Chief Financial Officer

Eric brings 30+ years of public and private company experience in finance, business development, and financial audits. He leads our finance function.

Jennifer Katz
Chief Operating Officer

Jennifer brings a background in sales, finance, and startup management to her role leading our operations.

Gary Lee
Co-founder & Manager

Gary also co-founded TicketSocket and holds a degree in Accounting and Business Management from Western Michigan University.

Justin Linden
Director of Regulatory Compliance

Justin brings experience in project management, quality assurance, and digital prototyping. He also manages our factory and permit operations.



Invest in the Next Stage of NanoNest

We have delivered homes, generated revenue, and gained operating experience in communities with urgent housing needs. We are now working to turn that foundation into a larger business serving more customers and housing markets.

Our Regulation Crowdfunding campaign gives investors an opportunity to participate in that next stage. Explore the investor deck and campaign details to learn more about NanoNest and the opportunity to invest.